Exhibit 99.1

PRESS RELEASE
Aspen Reports Results for the Three and Nine Months Ended September 30, 2023
Net Income Available to Common Shareholders of $86 million and Operating Income of $79 million for the Three Months Ended
Net Income Available to Common Shareholders of $305 million and Operating Income of $270 million for the Nine Months Ended

Hamilton, Bermuda, November 22, 2023 - Aspen Insurance Holdings Limited (“Aspen”) today reported results for the three and nine months ended September 30, 2023.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “Aspen’s focus on disciplined underwriting, careful portfolio management and operational efficiency has delivered an excellent result for the quarter, with the business achieving an adjusted combined ratio* of 91.7% and operating income* of $79 million, both significant improvements over the same period last year. Our results also benefited from increased investment income, driven by a higher rate environment, as well as increased Aspen Capital Markets fee income** which enhanced the quality of our earnings.

Our objective is to drive continuous improvement in all aspects of our business. It is encouraging to see our third quarter results add to the positive trends of the first half of 2023, achieving an adjusted combined ratio of 87.1% and annualized operating return on average equity of 20.7% for the nine months ended September 30, 2023. As we move into 2024, we anticipate that market conditions will remain favorable in most of our classes. Aspen’s strong capital position, well-balanced portfolio and healthy team culture position us well to continue to provide meaningful capacity, services and solutions to our customers and trading partners, while earning top quartile returns for our shareholders.”

* Non-GAAP financial measures are used throughout this release, such as operating income, operating return on average equity, adjusted underwriting income and adjusted combined ratio. These are non-GAAP financial measures as defined in SEC Regulation G. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release. Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.
** Reflected in our underwriting result as a reduction to acquisition expense.

Consolidated Highlights for the Three and Nine Months Ended September 30, 2023

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	(in $ million, except percentages)			(in $ million, except percentages)
Gross written premiums	$982.7	$1,110.5	(11.5)%	$3,107.9	$3,461.8	(10.2)%
Net written premiums	$628.6	$784.1	(19.8)%	$1,979.1	$2,290.2	(13.6)%
Net earned premiums	$660.0	$683.1	(3.4)%	$1,947.4	$2,010.3	(3.1)%
Underwriting income/(loss)	$47.9	$(70.0)	168.4%	$256.3	$86.5	196.3%
Adjusted underwriting income/(loss)(1)	$54.5	$(41.4)	231.6%	$250.5	$89.2	180.8%

Net investment income	$77.9	$47.7		$207.3	$136.4
Net realized and unrealized investment (losses)/gains	(1.8)	(61.7)		16.2	(188.1)
Interest expense	1.8	(14.5)		(41.1)	(23.6)
Corporate and other expenses	(32.6)	(27.9)		(85.7)	(71.2)
Non-operating expenses	(0.2)	(1.2)		(10.8)	(4.8)
Net realized and unrealized foreign exchange (losses)/gains	(1.5)	(27.5)		4.4	(37.2)
Income tax expense	(5.2)	(6.1)		(41.4)	(10.8)
Net income/(loss)	$86.3	$(161.2)		$305.2	$(112.8)
Net income/(loss) attributable to common shareholders	$72.5	$(172.3)		$269.2	$(146.1)

Loss ratio	65.2%	80.1%		58.9%	65.4%
Expense ratio	27.5	30.2		27.9	30.3
Combined ratio	92.7%	110.3%		86.8%	95.7%
Adjusted combined ratio (1)	91.7%	106.1%		87.1%	95.6%

Operating income/(loss) (1)	$78.9	$(43.3)		$270.0	$86.7
Annualized operating return on average equity (1)	17.6%	(11.2)%		20.7%	6.7%
Annualized total investment return (1)	1.7%	(7.9)%		3.5%	(8.8)%
(1) Operating income, annualized operating return on average equity, adjusted combined ratio and annualized total investment return are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures and a discussion of the rationale for the presentation of these items is provided later in this press release.

Aspen Group Consolidated Results
Aspen is a specialty (re)insurer focused on total shareholder value creation. Our ‘One Aspen’ approach is designed to provide bespoke solutions to complex issues by bringing together our expertise spanning different lines of business, segments and platforms, enabling us to develop enhanced and differentiated offerings to our distribution partners and customers. We are organized across two segments: Insurance and Reinsurance. We adopt a dynamic capital allocation approach, utilizing our platforms across the U.S., U.K., Lloyd’s and Bermuda to match risk with the most appropriate source of capital. In addition, through our Aspen Capital Markets team, Aspen generates fee income, which benefits our underwriting results, by offering investors access to Aspen’s specialty insurance and reinsurance portfolios.

Significant improvement in underwriting and investment performance drove results for the Three and Nine Months Ended September 30, 2023.
Consolidated Highlights for the Three Months Ended September 30, 2023
•Net income attributable to common shareholders increased by $245 million to $73 million, driven by strong improvement in underwriting results, improved investment income and lower net realized and unrealized investment and foreign exchange gains/losses.
•Operating income increased to $79 million in the quarter, with Aspen achieving an annualized operating return on average equity of 17.6%.
•Underwriting income increased to $48 million, resulting in a 17.6 percentage point improvement in the combined ratio to 92.7%.
•Adjusted underwriting income increased to $55 million, resulting in a 14.3 percentage point improvement in the adjusted combined ratio to 91.7%.
•Management’s planned initiatives to mitigate exposure as part of our continued portfolio optimization, including our decision to reduce writing certain programs, partially offset by strong new business activity in continuing lines and rate increases, resulted in $128 million lower gross written premiums.
•Increased investment income reflects higher interest rates and reinvestment of maturing assets into higher yielding core fixed income assets.
Consolidated Highlights for the Nine Months Ended September 30, 2023
•Net income attributable to common shareholders increased significantly to $269 million, driven by strong improvement in underwriting results, improved investment income and lower net realized and unrealized investment and foreign exchange gains/losses.
•Operating income increased to $270 million in the period, with Aspen achieving an annualized operating return on average equity of 20.7%.
•Underwriting income increased to $256 million, resulting in an 8.9 percentage point improvement in the combined ratio to 86.8%.
•Adjusted underwriting income increased to $251 million resulting in an 8.5 percentage point improvement in the adjusted combined ratio to 87.1%.
•Continued growth in capital sourced by Aspen Capital Markets to $1.5 billion as at September 30, 2023 resulted in a 25% increase in fee income to $92 million.
•Corporate and other expenses increased by $15 million due to higher letter of credit fees and non-recurring project costs associated with improving our operating model, partially offset by favorable general and administrative expenses allocated to underwriting activities.
•Interest expense increased by $18 million in the period, due to interest costs on the funds withheld account on the Loss Portfolio Transfer contract with an affiliate of Enstar Group Limited (“Enstar”) (“LPT” or the “LPT contract”).
•Tax expense increased by $31 million to $41 million in the period, driven by higher pre-tax profits in our taxable jurisdictions.

Insurance Segment
Operating highlights for the Three and Nine Months Ended September 30, 2023

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$615.2	$600.8	2.4%	$1,864.7	$1,906.5	(2.2)%
Net premiums written	$367.4	$356.5	3.1%	$1,112.9	$1,078.9	3.2%
Net premiums earned	$368.2	$351.5	4.8%	$1,083.6	$1,077.9	0.5%
Underwriting Expenses
Current accident year net losses and loss expenses	$213.5	$168.7		$624.0	$563.7
Catastrophe losses	15.0	41.1		32.9	60.8
Prior year reserve development, post LPT years	10.4	36.5		15.1	32.8
Adjusted loss and loss adjustment expenses (1)	238.9	246.3		672.0	657.3
Impact of the LPT and changes in retroactive reinsurance (2)	36.9	63.4		23.7	51.1
Total net losses and loss expenses	275.8	309.7		695.7	708.4
Acquisition costs	39.4	48.6		126.6	141.0
General and administrative expenses	57.6	60.5		168.2	177.3
Underwriting (loss)/income	$(4.6)	$(67.3)	$62.7	$93.1	$51.2	$41.9
Adjusted underwriting income/(loss) (1)	$32.3	$(3.9)		$116.8	$102.3

Ratios
Current accident year loss ratio, excluding catastrophe losses	58.0%	48.0%		57.6%	52.3%
Catastrophe losses	4.1	11.7		3.0	5.6
Current accident year loss ratio	62.1	59.7		60.6	57.9
Prior year reserve development ratio, post LPT years	2.8	10.4		1.4	3.1
Adjusted loss ratio (1)	64.9	70.1		62.0	61.0
Impact of the LPT and changes in retroactive reinsurance	10.0	18.0		2.2	4.7
Loss ratio	74.9	88.1		64.2	65.7
Acquisition cost ratio	10.7	13.8		11.7	13.1
General and administrative expense ratio	15.6	17.2		15.5	16.4
Combined ratio	101.2%	119.1%		91.4%	95.2%
Adjusted combined ratio (1)	91.2%	101.1%		89.2%	90.5%
(1) Adjusted loss and loss adjustment expenses, adjusted underwriting income/(loss), adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT and changes in retroactive reinsurance represents the net impact of changes in the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Insurance Segment Results
Aspen Insurance operates on a global and regional product basis, delivers service excellence from underwriting through to claims, thereby transforming risk for our customers into opportunities. Aspen Insurance focuses on market segments with high barriers to entry that require bespoke underwriting expertise and customized solutions to address client needs. Aspen Insurance has long-standing partnerships with brokers, and our responsiveness and innovative mind-set make us an ideal partner to deliver effective risk management solutions. Aspen Insurance is organized into four portfolios of business: Financial and Professional Lines; Casualty and Liability Lines, First Party Lines and Specialty Lines.

During 2023, Aspen Insurance has continued its focus on disciplined underwriting, reducing exposure concentration and operational efficiency.
Insurance Segment Highlights for the Three Months Ended September 30, 2023
•Underwriting income increased by $63 million to $(5) million (adjusted underwriting income increased by $36 million to $32 million).
•Gross written premiums increased by $14 million or 2%, primarily due to strong new business activity within financial and professional lines, partially offset by our decision to reduce writing certain programs within our casualty and liability insurance portfolio.
•The adjusted loss ratio improved by 5.2 percentage points, driven by reduced catastrophe losses and a reduction in adverse development on prior years’ losses, partially offset by increased provisions in our current accident year loss ratios to proactively recognize the potential impact of higher economic uncertainty and inflation as well as the impact in business mix changes.
•The adverse impact of the LPT of $37 million represents the net impact of changes in the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.
•Increased cessions to Aspen Capital Markets resulted in increased fee income which, combined with the exiting of programs with higher acquisition cost ratios, contributed to the 3.1 percentage point reduction of the insurance segment’s acquisition cost ratio to 10.7%.

Insurance Segment Highlights for the Nine Months Ended September 30, 2023
•Underwriting income increased by $42 million to $93 million (adjusted underwriting income increased by $15 million to $117 million).
•Increased cessions to Aspen Capital Markets resulted in increased fee income which, combined with the exiting of programs with higher acquisition cost ratios, contributed to a 1.4 percentage point reduction in the insurance segment’s acquisition cost ratio.
•Our strategy to reduce property exposure in our insurance segment helped to limit the impact of industry catastrophe events during 2023, reducing the loss ratio by 2.6 percentage points with prior year heavily impacted by Hurricane Ian. This has been partially offset by increased provisions in our current accident year loss ratios to proactively recognize the potential impact of higher economic uncertainty and inflation, the impact of business mix changes and an increase in estimated claims handling costs.

Reinsurance Segment
Operating highlights for the Three and Nine Months Ended September 30, 2023

	Three Months Ended September 30,			Nine Months Ended September 30,
	2023	2022	Change	2023	2022	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$367.5	$509.7	(27.9)%	$1,243.2	$1,555.3	(20.1)%
Net premiums written	$261.2	$427.6	(38.9)%	$866.2	$1,211.3	(28.5)%
Net premiums earned	$291.8	$331.6	(12.0)%	$863.8	$932.4	(7.4)%
Underwriting Expenses
Current accident year net losses and loss expenses	$144.4	$145.2		$404.0	$432.2
Catastrophe losses	40.7	143.7		76.2	216.9
Prior year reserve development, post LPT years	(0.1)	(16.9)		1.2	5.5
Adjusted loss and loss adjustment expenses (1)	185.0	272.0		481.4	654.6
Impact of the LPT and changes in retroactive reinsurance (2)	(30.3)	(34.8)		(29.5)	(48.4)
Total net losses and loss expenses	154.7	237.2		451.9	606.2
Acquisition costs	54.9	60.9		160.6	185.0
General and administrative expenses	29.7	36.2		88.1	105.9
Underwriting income/(loss)	$52.5	$(2.7)	$55.2	$163.2	$35.3	$127.9
Adjusted underwriting income/(loss) (1)	$22.2	$(37.5)		$133.7	$(13.1)

Ratios
Current accident year loss ratio, excluding catastrophe losses	49.5%	43.8%		46.8%	46.3%
Catastrophe losses	13.9	43.3		8.8	23.3
Current accident year loss ratio	63.4	87.1		55.6	69.6
Prior year reserve development ratio, post LPT years	—	(5.1)		0.1	0.6
Adjusted loss ratio (1)	63.4	82.0		55.7	70.2
Impact of the LPT and changes in retroactive reinsurance	(10.4)	(10.5)		(3.4)	(5.2)
Loss ratio	53.0	71.5		52.3	65.0
Acquisition cost ratio	18.8	18.4		18.6	19.8
General and administrative expense ratio	10.2	10.9		10.2	11.4
Combined ratio	82.0%	100.8%		81.1%	96.2%
Adjusted combined ratio (1)	92.4%	111.3%		84.5%	101.4%
(1) Adjusted loss and loss adjustment expenses, adjusted underwriting income/(loss), adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT and changes in retroactive reinsurance represents the net impact of changes in the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Reinsurance Segment Results
Aspen Reinsurance offers a full suite of products organized around core products Property, Casualty and Specialty. Through our highly experienced underwriting teams which are supported by claims, modelling and actuarial functions, we have developed enduring relationships with our clients. We also provide innovative solutions to risk including utilizing Aspen Capital Markets to access additional third-party capital.
During 2023, Aspen Reinsurance has continued to focus on disciplined underwriting, reducing and repositioning our property catastrophe exposures.
Reinsurance Segment Highlights for the Three Months Ended September 30, 2023
•Underwriting income increased by $55 million to $53 million (adjusted underwriting income increased by $60 million to $22 million)
•Repositioning of the portfolio into higher attachment points and significant rate increase helped reduce the loss ratio which fell by 18.5 percentage points compared with prior year, with an improvement of 29.4 percentage points on the catastrophe loss ratio (note that the prior period was notably impacted by Hurricane Ian). This was partially offset by a higher attritional loss in the current year and lower favorable prior years’ reserve development compared to the prior year.
•The favorable impact of the LPT of $30 million represents the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.
•Management’s planned initiatives to reduce exposure as part of our continued portfolio optimization resulted in lower gross written premiums, primarily related to reductions in mortgage and property pro rata business as well as our previously announced exit from space, aviation, and bloodstock. These planned reductions were partially offset by strong rate increases.
Reinsurance Segment Highlights for the Nine Months Ended September 30, 2023
•Underwriting income increased by $128 million to $163 million (adjusted underwriting income increased by $147 million to $134 million).
•Management’s planned initiatives to reduce exposure as part of our continued portfolio optimization led to a decrease in gross written premiums of $312 million, or 20%, primarily related to reductions in mortgage and property pro rata business as well as our previously announced exit from space, aviation, and bloodstock. These planned reductions were partially offset by strong rate increases.
•Net catastrophe exposure have been further reduced through increased cessions to Aspen Capital Markets on our property reinsurance lines, with premiums ceded to reinsurers as a percentage of gross written premium in the period, increasing to 30% compared with 22% in the prior period.
•The catastrophe loss ratio improved by 14.4 percentage points due to lower catastrophe losses in the period. The prior period catastrophe losses were adversely impacted, primarily due to Hurricane Ian, by $102 million.
•The acquisition cost ratio improved by 1.4 percentage points due to changes in business mix, partially offset by an increase in profit commissions due to favorable loss performance.

Investment performance

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(in $ million, except percentages)		(in $ million, except percentages)
Net investment income	$77.9	$47.7	$207.3	$136.4
Net realized and unrealized gains/(losses) from trading portfolios recognized in net income (1)	(1.8)	(61.7)	16.2	(188.1)
Change in unrealized gains/(losses) on available for sale investments (gross of tax) (2)	(45.0)	(129.8)	(32.7)	(445.8)
Total return/(loss) on investments	$31.1	$(143.8)	$190.8	$(497.5)

Average cash and investments	$7,312.9	$7,311.0	$7,168.5	$7,519.5
Total annualized return on average cash and investments, pre-tax	1.7%	(7.9)%	3.5%	(8.8)%

Fixed Income Portfolio Characteristics	As at September 30, 2023	As at December 31, 2022

Book yield	3.7%	3.2%
Average duration	2.6 years	3.0 years
Average credit rating	A+	AA-

(1) Includes net unrealized gains of $6.8 million for the quarter (2022 — $(52.0) million), and $28.6 million gains for the nine months ended September 30, 2023 (2022 — $(142.9) million).
(2) The tax impact of the change in unrealized gains/(losses) on available for sale investments was an expense of $0.2 million for the quarter (2022 — $24.9 million), and an expense of $1.8 million for the nine months ended September 30, 2023 (2022 — benefit of $4.6 million).

•Net investment income of $78 million in the quarter, increased by $30 million, or 63%, compared to the third quarter of 2022, as a result of active repositioning of our investments to take advantage of higher interest rates.
•Net unrealized gains/(losses) on available for sale investments recognized as other comprehensive income was a loss of $45 million for the three months ended September 30, 2023. The change in net realized and unrealized investment gains and losses is a result of valuation changes, predominantly driven by the higher interest rates in the quarter.
•The total return, pre-tax, on Aspen’s cash and investments was 1.7% in the quarter, compared to (7.9)% in the third quarter of 2022, and reflects the increase in net investment income and the impact of changes in net realized and unrealized gains and losses.
•The sovereign downgrade of the U.S. Government by Fitch Ratings in August 2023, affected approximately 40% of the core fixed income portfolio. As a result, Aspen’s average credit rating of the fixed income securities reduced to “A+” as of September 30, 2023.

Shareholders’ equity and debt
•Total shareholders’ equity was $2,535 million as of September 30, 2023, an increase of $197 million, compared with $2,358 million as of December 31, 2022. This is primarily due to net income of $305 million, partially offset by ordinary and preference dividends totaling $76 million and other comprehensive loss of $52 million primarily in relation to valuation changes related to investments classified as available for sale.
•On November 9, 2023, Aspen drew down on the $300 million term loan facility and the proceeds were used to settle the $300 million 4.65% Senior Notes due November 15, 2023.

Earnings materials
The earnings press release for the three and nine months ended September 30, 2023 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Marc MacGillivray, Chief Accounting Officer
Marc.MacGillivray@Aspen.co
+44 20 7184 8455

Aspen Insurance Holdings Limited
Summary condensed consolidated balance sheet (unaudited)
$ in millions

	As at September 30, 2023	As at December 31, 2022

ASSETS
Total investments	$6,303.2	$6,085.8
Cash and cash equivalents	988.8	959.2
Reinsurance recoverables	5,429.9	5,635.0
Premiums receivable	1,760.7	1,661.8
Other assets	708.3	815.5
Total assets	$15,190.9	$15,157.3

LIABILITIES
Losses and loss adjustment expenses reserves	$7,770.8	$7,710.9
Unearned premiums	2,592.6	2,457.5
Other payables	1,992.5	2,331.0
Short-term debt	299.9	299.9
Total liabilities	$12,655.8	$12,799.3

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	753.5	753.5
Additional paid-in capital	761.2	761.2
Retained earnings	1,578.2	1,349.0
Accumulated other comprehensive loss, net of tax	(558.4)	(506.3)
Total shareholders’ equity	2,535.1	2,358.0
Total liabilities and shareholders’ equity	$15,190.9	$15,157.3

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
UNDERWRITING REVENUES
Gross written premiums	$982.7	$1,110.5	$3,107.9	$3,461.8
Premiums ceded	(354.1)	(326.4)	(1,128.8)	(1,171.6)
Net written premiums	628.6	784.1	1,979.1	2,290.2
Change in unearned premiums	31.4	(101.0)	(31.7)	(279.9)
Net earned premiums	660.0	683.1	1,947.4	2,010.3
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	430.5	546.9	1,147.6	1,314.6
Acquisition costs	94.3	109.5	287.2	326.0
General and administrative expenses	87.3	96.7	256.3	283.2
Total underwriting expenses	612.1	753.1	1,691.1	1,923.8

Underwriting income/(loss)	47.9	(70.0)	256.3	86.5

Net investment income	77.9	47.7	207.3	136.4
Interest expense (1)	1.8	(14.5)	(41.1)	(23.6)
Corporate and other expenses (2)	(32.6)	(27.9)	(85.7)	(71.2)
Non-operating expenses (3)	(0.2)	(1.2)	(10.8)	(4.8)
Net realized and unrealized foreign exchange (losses)/gains (4)	(1.5)	(27.5)	4.4	(37.2)
Net realized and unrealized investment (losses)/gains	(1.8)	(61.7)	16.2	(188.1)
INCOME/(LOSS) BEFORE TAX	91.5	(155.1)	346.6	(102.0)
Income tax expense	(5.2)	(6.1)	(41.4)	(10.8)
NET INCOME/(LOSS)	86.3	(161.2)	305.2	(112.8)
Dividends paid on preference shares	(13.8)	(11.1)	(36.0)	(33.3)
Net income/(loss) attributable to ordinary shareholders	$72.5	$(172.3)	$269.2	$(146.1)

Loss ratio	65.2%	80.1%	58.9%	65.4%
Acquisition cost ratio	14.3%	16.0%	14.7%	16.2%
General and administrative expense ratio	13.2%	14.2%	13.2%	14.1%
Expense ratio	27.5%	30.2%	27.9%	30.3%
Combined ratio	92.7%	110.3%	86.8%	95.7%
Adjusted combined ratio (5)	91.7%	106.1%	87.1%	95.6%
(1) Interest expense includes interest on funds withheld balances related to the LPT contract.
(2) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(3) Non-operating expenses in the three and nine months ended September 30, 2023 and September 30, 2022 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Three Months Ended September 30, 2023			Three Months Ended September 30, 2022
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$367.5	$615.2	$982.7	$509.7	$600.8	$1,110.5
Net written premiums	261.2	367.4	628.6	427.6	356.5	784.1
Gross earned premiums	403.1	618.1	1,021.2	427.8	590.2	1,018.0
Net earned premiums	291.8	368.2	660.0	331.6	351.5	683.1
Losses and loss adjustment expenses	154.7	275.8	430.5	237.2	309.7	546.9
Acquisition costs	54.9	39.4	94.3	60.9	48.6	109.5
General and administrative expenses	29.7	57.6	87.3	36.2	60.5	96.7
Underwriting income/(loss)	$52.5	$(4.6)	$47.9	$(2.7)	$(67.3)	$(70.0)

Net investment income			77.9			47.7
Net realized and unrealized investment (losses)			(1.8)			(61.7)
Corporate and other expenses (1)			(32.6)			(27.9)
Non-operating expenses (2)			(0.2)			(1.2)
Interest expense (3)			1.8			(14.5)
Net realized and unrealized foreign exchange (losses) (4)			(1.5)			(27.5)
Income/(loss) before tax			91.5			(155.1)
Income tax expense			(5.2)			(6.1)
Net income/(loss)			$86.3			$(161.2)

Ratios
Loss ratio	53.0%	74.9%	65.2%	71.5%	88.1%	80.1%
Acquisition cost ratio	18.8%	10.7%	14.3%	18.4%	13.8%	16.0%
General and administrative expense ratio	10.2%	15.6%	13.2%	10.9%	17.2%	14.2%
Expense ratio	29.0%	26.3%	27.5%	29.3%	31.0%	30.2%
Combined ratio	82.0%	101.2%	92.7%	100.8%	119.1%	110.3%
Adjusted combined ratio (5)	92.4%	91.2%	91.7%	111.3%	101.1%	106.1%

(1) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(2) Non-operating expenses in the three months ended September 30, 2023 and September 30, 2022 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contracts. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Nine Months Ended September 30, 2023			Nine Months Ended September 30, 2022
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$1,243.2	$1,864.7	$3,107.9	$1,555.3	$1,906.5	$3,461.8
Net written premiums	866.2	1,112.9	1,979.1	1,211.3	1,078.9	2,290.2
Gross earned premiums	1,158.8	1,821.7	2,980.5	1,204.7	1,761.7	2,966.4
Net earned premiums	863.8	1,083.6	1,947.4	932.4	1,077.9	2,010.3
Losses and loss adjustment expenses	451.9	695.7	1,147.6	606.2	708.4	1,314.6
Acquisition costs	160.6	126.6	287.2	185.0	141.0	326.0
General and administrative expenses	88.1	168.2	256.3	105.9	177.3	283.2
Underwriting income	$163.2	$93.1	$256.3	$35.3	$51.2	$86.5

Net investment income			207.3			136.4
Net realized and unrealized investment gains/(losses)			16.2			(188.1)
Corporate and other expenses (1)			(85.7)			(71.2)
Non-operating expenses (2)			(10.8)			(4.8)
Interest expense (3)			(41.1)			(23.6)
Net realized and unrealized foreign exchange gains/(losses) (4)			4.4			(37.2)
Income/(loss) before tax			346.6			(102.0)
Income tax expense			(41.4)			(10.8)
Net income/(loss)			$305.2			$(112.8)

Ratios
Loss ratio	52.3%	64.2%	58.9%	65.0%	65.7%	65.4%
Acquisition cost ratio	18.6%	11.7%	14.7%	19.8%	13.1%	16.2%
General and administrative expense ratio	10.2%	15.5%	13.2%	11.4%	16.4%	14.1%
Expense ratio	28.8%	27.2%	27.9%	31.2%	29.5%	30.3%
Combined ratio	81.1%	91.4%	86.8%	96.2%	95.2%	95.7%
Adjusted combined ratio (5)	84.5%	89.2%	87.1%	101.4%	90.5%	95.6%

(1) Corporate and other expenses includes other income/expenses, which were previously presented separately.
(2) Non-operating expenses in the nine months ended September 30, 2023 and September 30, 2022 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

About Aspen Insurance Holdings Limited (“Aspen” or the “Company”)
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2022, Aspen reported $15.2 billion in total assets, $7.7 billion in gross loss reserves, $2.4 billion in total shareholders’ equity and $4.3 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc. For more information about Aspen, please visit www.aspen.co.
Please refer to the “Financials – Annual Reports” section of Aspen’s investor website for a copy of our Annual Report on Form 20-F.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2022, as filed with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the loss portfolio transfer with the covered reserve development. Operating income also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments and non-operating expenses.
Aspen excludes the items above from its calculation of operating income because we believe they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by and fluctuates according to prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them, would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to better analyze Aspen’s results of operations in a manner consistent with how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Three Months Ended		Nine Months Ended
(in US$ millions)	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Net income/(loss) attributable to ordinary shareholders	72.5	(172.3)	269.2	(146.1)
Add (deduct) items before tax
Net foreign exchange (gains)/losses	1.5	27.5	(4.4)	37.2
Net realized and unrealized investment (gains)/losses	1.8	61.7	(16.2)	188.1
Non-operating expenses	0.2	1.2	10.8	4.8
Change in deferred gain on retroactive reinsurance contracts, net of certain costs related to the LPT contract with Enstar	3.9	28.6	10.7	2.7
Tax (benefit)/expense related to non-operating income/(expense)	(1.0)	10.0	(0.1)	—
Operating income/(loss)	$78.9	$(43.3)	$270.0	$86.7

Underwriting income or loss/gain or loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the loss portfolio transfer. Adjusted underwriting income or loss also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Book yield is a non-GAAP financial measure. Book yield is the interest rate earned, at the time of purchase of the fixed income instrument at market value, assuming the bond is held to maturity and all coupon and principal payments are made on schedule.

Loss ratio is a non-GAAP financial measure. Loss ratio is the sum of current year net losses, catastrophe losses and prior year reserve strengthening/(releases) together, loss and loss adjustment expenses, as a percentage of net earned premiums.

Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Adjusted combined ratio is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Adjusted Combined Ratio	Three Months Ended September 30,		Nine Months Ended September 30,
(in US$ millions except where stated)	2023	2022	2023	2022

Net earned premium	$660.0	$683.1	$1,947.4	$2,010.3

Current accident year net losses and loss expenses	358.0	313.9	1,028.1	995.9
Catastrophe losses	55.6	184.8	109.0	277.7
Prior year reserve development, post LPT years	10.3	19.6	16.3	38.3
Adjusted loss and loss adjustment expenses	423.9	518.3	1,153.4	1,311.9
Impact of the LPT and changes in retroactive reinsurance[1]	6.6	28.6	(5.8)	2.7
Losses and loss adjustment expenses	430.5	546.9	1,147.6	1,314.6
Acquisition costs	94.3	109.5	287.2	326.0
General and administrative expenses	87.3	96.7	256.3	283.2
Underwriting expenses	$612.1	$753.1	$1,691.1	$1,923.8

Underwriting income/(loss)	$47.9	$(70.0)	$256.3	$86.5

Combined ratio	92.7%	110.3%	86.8%	95.7%

Adjusted underwriting income	$54.5	$(41.4)	$250.5	$89.2
Adjusted combined ratio	91.7%	106.1%	87.1%	95.6%
(1) Impact of the LPT and changes in retroactive reinsurance represents the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Operating return on average equity is calculated by taking the operating income/(loss) after tax, less dividends paid on preference shares and divided by average equity attributable to ordinary shareholders.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	($ in millions)		($ in millions)
Total shareholders’ equity	$2,535.1	$2,106.9	$2,535.1	$2,106.9
Preference shares less issue expenses	(753.5)	(753.5)	(753.5)	(753.5)
Average adjustment	6.8	181.1	(46.9)	378.0
Average equity	$1,788.4	$1,534.5	$1,734.7	$1,731.4

Operating Income	$78.9	$(43.3)	$270.0	$86.7

Annualized operating return on average equity	17.6%	(11.2)%	20.8%	6.7%
Annualized net income/(loss) attributable to ordinary shareholders on average equity	16.4%	(44.8)%	20.7%	(11.2)%

Total return on Aspen’s managed investment portfolio is the cumulative of net investment income, net realized and unrealized investments losses in the trading and available for sale investment portfolio, divided by average total cash and investments, including receivables and payables for securities sold and purchased and accrued interest.